UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUTRON CORPORATION
(Name of Subject Company)

SUTRON CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

869380105
(CUSIP Number of Class of Securities)

Raul McQuivey
President and CEO
Sutron Corporation
22400 Davis Drive
Sterling, Virginia 20164
 (703) 406-2800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Scott Museles
Aaron Ghais
Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
12505 Park Potomac Avenue, Suite 600
Potomac, Maryland 20854
(301) 230-5200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Sutron Corporation (the “Company”) by Satellite Acquisition Corp. (“Purchaser”), an indirect wholly-owned subsidiary of Danaher Corporation (“Danaher”). The following document related to the proposed tender offer was presented to certain of the Company’s employees on June 22, 2015 and is attached as an exhibit to this Schedule 14D-9C: Welcome to Danaher – Associate Introduction (Exhibit 99.1).

Important Additional Information

The tender offer proposed by Danaher referred to in this release has not yet commenced, and this report is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) Danaher will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement and (ii) Sutron Corporation will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of these documents (if and when they become available) and other relevant documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials filed by Sutron Corporation by contacting Investor Relations by telephone at (703) 406-2800, by mail at Sutron Corporation, Investor Relations, 22400 Davis Drive, Sterling, Virginia 20164, or by going to Sutron Corporation’s Investor Relations page on its corporate web site at www.sutron.com.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this report, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. The forward-looking statements contained in this report are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and potential merger; uncertainties as to how many of the Company’s stockholders will tender their shares in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption from the tender offer on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 31, 2015. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Employee Presentation (Welcome to Danaher – Associate Introduction) used on June 22, 2015